news release

ArcelorMittal acquires an additional 13.881% stake in ArcelorMittal Ostrava, a.s.

Luxembourg, 12 November 2009 - ArcelorMittal today announces that it has signed an agreement to acquire a 13.881% stake in ArcelorMittal Ostrava, a.s. from a subsidiary of PPF GROUP N.V., an international financial and investment group in Central and Eastern Europe, for CZK 6,879,524,000 (approximately $US 404.3 million).

This values ArcelorMittal Ostrava, a.s. at an Enterprise Value of approximately $US 264 per tonne of liquid steel capacity. The final payment will be made in 2010.

ArcelorMittal will thus increase its stake in ArcelorMittal Ostrava, a.s. to approximately 96.4% and PPF GROUP N.V. will step out of the Czech steelmaker’s shareholding structure.

This agreement is consistent with ArcelorMittal’s commitment to continue as one of the largest foreign investors in the Czech Republic.